JOINT FILING AGREEMENT

   The undersigned, being duly authorized thereunto, hereby execute this Joint Filing Agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended to file this Schedule 13D, and any subsequent amendment to it, jointly on behalf of each such party.

Date: May 6, 2025

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

Date: May 6, 2025

FOUNDATION FIGHTING BLINDNESS RETINAL DEGENERATION FUND

By: /s/ Russell Kelley

Name: Russell Kelley

Title: Managing Director

FOUNDATION FIGHTING BLINDNESS, INC.

By: /s/ Jason Menzo

Name: Jason Menzo

Title: Chief Executive Officer